# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Mineralys Therapeutics, Inc., CIK 0001933414
CUSIP: 603170101
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 150 N. RADNOR CHESTER ROAD, SUITE F200, Radnor, Pennsylvania (PA), 19087
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001104659-24-022655
Filed by CIK 0001193586

## Reporting persons
- Adams Street Partners, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 1,129,807; shared voting power 0; sole dispositive power 1,129,807; shared dispositive power 0; aggregate amount beneficially owned 1,129,807 (2.3% of the class)
- Adams Street 2016 Direct Venture/Growth Fund LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 91,126; shared voting power 0; sole dispositive power 91,126; shared dispositive power 0; aggregate amount beneficially owned 91,126 (0.2% of the class)
- Adams Street 2017 Direct Venture/Growth Fund LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 117,878; shared voting power 0; sole dispositive power 117,878; shared dispositive power 0; aggregate amount beneficially owned 117,878 (0.2% of the class)
- Adams Street 2018 Direct Venture/Growth Fund LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 176,038; shared voting power 0; sole dispositive power 176,038; shared dispositive power 0; aggregate amount beneficially owned 176,038 (0.4% of the class)
- Adams Street 2019 Direct Growth Equity Fund LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 98,889; shared voting power 0; sole dispositive power 98,889; shared dispositive power 0; aggregate amount beneficially owned 98,889 (0.2% of the class)
- Adams Street 2020 Direct Growth Equity Fund LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 105,448; shared voting power 0; sole dispositive power 105,448; shared dispositive power 0; aggregate amount beneficially owned 105,448 (0.2% of the class)
- Adams Street 2021 Direct Growth Equity Fund LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 102,305; shared voting power 0; sole dispositive power 102,305; shared dispositive power 0; aggregate amount beneficially owned 102,305 (0.2% of the class)
- Adams Street Growth Equity Fund VII LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 438,123; shared voting power 0; sole dispositive power 438,123; shared dispositive power 0; aggregate amount beneficially owned 438,123 (0.9% of the class)

## Item 1. Issuer
Name of issuer: Mineralys Therapeutics, Inc.
Address of issuer's principal executive offices: 150 N. Radnor Chester Rd, Ste F200, Radnor, PA, 19087

## Item 2. Person Filing
Name of person filing:
1) Adams Street 2016 Direct Venture/Growth Fund LP
2) Adams Street 2017 Direct Venture/Growth Fund LP
3) Adams Street 2018 Direct Venture/Growth Fund LP
4) Adams Street 2019 Direct Growth Equity Fund LP
5) Adams Street 2020 Direct Growth Equity Fund LP
6) Adams Street 2021 Direct Growth Equity Fund LP
7) Adams Street Growth Equity Fund VII LP
Address of principal business office or, if none, residence: One North Wacker Drive, #2700, Chicago, IL 60606
Citizenship:
1) Adams Street 2016 Direct Venture/Growth Fund LP- Delaware
2) Adams Street 2017 Direct Venture/Growth Fund LP- Delaware
3) Adams Street 2018 Direct Venture/Growth Fund LP- Delaware
4) Adams Street 2019 Direct Growth Equity Fund LP- Delaware
5) Adams Street 2020 Direct Growth Equity Fund LP- Delaware
6) Adams Street 2021 Direct Growth Equity Fund LP- Delaware
7) Adams Street Growth Equity Fund VII LP- Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
1) Adams Street Partners, LLC: 1,129,807 (total number of shares of common stock of issuer held indirectly through the funds listed below)
2) Adams Street 2016 Direct Venture/Growth Fund LP: 91,126
3) Adams Street 2017 Direct Venture/Growth Fund LP: 117,878
4) Adams Street 2018 Direct Venture/Growth Fund LP: 176,038
5) Adams Street 2019 Direct Growth Equity Fund LP: 98,889
6) Adams Street 2020 Direct Growth Equity Fund LP: 105,448
7) Adams Street 2021 Direct Growth Equity Fund LP: 102,305
8) Adams Street Growth Equity Fund VII LP: 438,123
Percent of class:
1) Adams Street Partners, LLC: 2.3% (total number of shares of common stock of issuer held indirectly through the funds listed below)
2) Adams Street 2016 Direct Venture/Growth Fund LP: 0.2%
3) Adams Street 2017 Direct Venture/Growth Fund LP: 0.2%
4) Adams Street 2018 Direct Venture/Growth Fund LP: 0.4%
5) Adams Street 2019 Direct Growth Equity Fund LP: 0.2%
6) Adams Street 2020 Direct Growth Equity Fund LP: 0.2%
7) Adams Street 2021 Direct Growth Equity Fund LP: 0.2%
8) Adams Street Growth Equity Fund VII LP: 0.9%
Sole power to vote or to direct the vote:
1)Adams Street Partners, LLC: 1,129,807 (total number of shares of common stock of issuer held indirectly through the funds listed below)
2)Adams Street 2016 Direct Venture/Growth Fund LP: 91,126
3)Adams Street 2017 Direct Venture/Growth Fund LP: 117,878
4)Adams Street 2018 Direct Venture/Growth Fund LP: 176,038
5)Adams Street 2019 Direct Growth Equity Fund LP: 98,889
6)Adams Street 2020 Direct Growth Equity Fund LP: 105,448
7)Adams Street 2021 Direct Growth Equity Fund LP: 102,305
8)Adams Street Growth Equity Fund VII LP: 438,123
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition:
1) Adams Street Partners, LLC: 1,129,807 (total number of shares of common stock of issuer held indirectly through the funds listed below)
2) Adams Street 2016 Direct Venture/Growth Fund LP: 91,126
3) Adams Street 2017 Direct Venture/Growth Fund LP: 117,878
4) Adams Street 2018 Direct Venture/Growth Fund LP: 176,038
5) Adams Street 2019 Direct Growth Equity Fund LP: 98,889
6) Adams Street 2020 Direct Growth Equity Fund LP: 105,448
7) Adams Street 2021 Direct Growth Equity Fund LP: 102,305
8) Adams Street Growth Equity Fund VII LP: 438,123
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: Adams Street 2016 Direct Venture/Growth Fund LP ("AS 2016") is the record owner of 91,126 shares of common stock of the Issuer. Adams Street 2017 Direct Venture/Growth Fund LP ("AS 2017") is the record owner of 117,878 shares of common stock of the Issuer. Adams Street 2018 Direct Venture/Growth Fund LP ("AS 2018") is the record owner of 176,038 shares of common stock of the Issuer. Adams Street 2019 Direct Growth Equity Fund LP ("AS 2019") is the record owner of 98,889 shares of common stock of the Issuer. Adams Street 2020 Direct Growth Equity Fund LP ("AS 2020") is the record owner of 105,448 shares of common stock of the Issuer. Adams Street 2021 Direct Growth Equity Fund LP ("AS 2021") is the record owner of 102,305 shares of common stock of the Issuer. Adams Street Growth Equity Fund VII LP ("AS GE VII") is the record owner of 438,123 shares of common stock of the Issuer. The shares of common stock owned by AS 2016, AS 2017, AS 2018, AS 2019, AS 2020, AS 2021 and AS GE VII (the "Shares") may be deemed to be beneficially owned by Adams Street Partners, LLC, the managing member of the general partner of the general partner of each of AS 2016, AS 2017, AS 2018, AS 2019, AS 2020, AS 2021 and AS GE VII. Thomas S. Bremner, Jeffrey T. Diehl, Brian Dudley, Elisha P. Gould, Robin Murray and Fred Wang, each of whom is a partner of Adams Street Partners, LLC (or a subsidiary thereof), may be deemed to have shared voting and investment power over the Shares. Adams Street Partners, LLC and Thomas S. Bremner, Jeffrey T. Diehl, Brian Dudley, Elisha P. Gould, Robin Murray and Fred Wang disclaim beneficial ownership of the Shares except to the extent of their pecuniary interest therein.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Agreement to Make a Joint Filing

## Signatures
- Adams Street Partners, LLC: /s/ Sara Robinson Dasse, Sara Robinson Dasse/ Executive Vice President (02/14/2025)
- Adams Street 2016 Direct Venture/Growth Fund LP: /s/ Sara Robinson Dasse, Sara Robinson Dasse/EVP, ASP 2016 Dir. Mgmt. LP, its Gen. Ptnr.; ASP 2016 Dir. Mgmt. LLC, its Gen. Ptnr.; ASP LLC, its Mng. Member (02/14/2025)
- Adams Street 2017 Direct Venture/Growth Fund LP: /s/ Sara Robinson Dasse, Sara Robinson Dasse/EVP, ASP 2017 Dir. Mgmt. LP, its Gen. Ptnr.; ASP 2017 Dir. Mgmt. LLC, its Gen. Ptnr.; ASP LLC, its Mng. Member (02/14/2025)
- Adams Street 2018 Direct Venture/Growth Fund LP: /s/ Sara Robinson Dasse, Sara Robinson Dasse/EVP, ASP 2018 Dir. Mgmt. LP, its Gen. Ptnr.; ASP 2018 Dir. Mgmt. LLC, its Gen. Ptnr.; ASP LLC, its Mng. Member (02/14/2025)
- Adams Street 2019 Direct Growth Equity Fund LP: /s/ Sara Robinson Dasse, Sara Robinson Dasse/EVP, ASP 2019 Dir. Mgmt. LP, its Gen. Ptnr.; ASP 2019 Dir. Mgmt. LLC, its Gen. Ptnr.; ASP LLC, its Mng. Member (02/14/2025)
- Adams Street 2020 Direct Growth Equity Fund LP: /s/ Sara Robinson Dasse, Sara Robinson Dasse/EVP, ASP 2020 Dir. Mgmt. LP, its Gen. Ptnr.; ASP 2020 Dir. Mgmt. LLC, its Gen. Ptnr.; ASP LLC, its Mng. Member (02/14/2025)
- Adams Street 2021 Direct Growth Equity Fund LP: /s/ Sara Robinson Dasse, Sara Robinson Dasse/EVP, ASP 2021 Dir. Mgmt. LP, its Gen. Ptnr.; ASP 2021 Dir. Mgmt. LLC, its Gen. Ptnr.; ASP LLC, its Mng. Member (02/14/2025)
- Adams Street Growth Equity Fund VII LP: /s/ Sara Robinson Dasse, Sara Robinson Dasse/EVP, ASP VG Mgmt. VII LP, its Gen. Ptnr.; ASP VG Mgmt. VII LLC, its Gen. Ptnr.; ASP LLC, its Mng. Member (02/14/2025)